UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

James River Group Holdings, Ltd.

(Name of Issuer)

Common Shares, par value $0.0002 per share

(Title of Class of Securities)

G5005R107

(CUSIP Number)

March 1, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5005R107	SCHEDULE 13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS GPC Partners Investments (Thames) LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,640,158 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,640,158 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,158 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents Common Shares, par value $0.0002 per share (the “Common Shares”) issuable upon conversion of Series A Perpetual Cumulative Convertible Preferred Shares, par value $0.00125 per share (the “Series A Preferred Shares”) held directly by GPC Partners Investments (Thames) LP.

(2)

The percent of class was calculated based on (i) 37,448,314 Common Shares outstanding as of February 25, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. G5005R107	SCHEDULE 13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS GPC Partners II GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,640,158 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,640,158 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,158 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Represents Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) 37,448,314 Common Shares outstanding as of February 25, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

CUSIP No. G5005R107	SCHEDULE 13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Gallatin Point Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,640,158 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,640,158 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,158 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Represents Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) 37,448,314 Common Shares outstanding as of February 25, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

CUSIP No. G5005R107	SCHEDULE 13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Matthew B. Botein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,640,158 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,640,158 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,158 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Represents Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) 37,448,314 Common Shares outstanding as of February 25, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

CUSIP No. G5005R107	SCHEDULE 13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS Lewis A. (Lee) Sachs
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,640,158 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,640,158 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,158 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Represents Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) 37,448,314 Common Shares outstanding as of February 25, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

CUSIP No. G5005R107	SCHEDULE 13G	Page 7 of 10 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

James River Group Holdings, Ltd. (the “Issuer” or the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices:

Wellesley House, 2nd Floor 90 Pitts Bay Road Pembroke, HM08 Bermuda

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) GPC Partners Investments (Thames) LP, a Cayman Islands limited partnership (“GPC Thames”);

(ii)  GPC Partners II GP LLC, a Delaware limited liability company (“GPC II GP”);

(iii)  Gallatin Point Capital LLC, a Delaware limited liability company (“Gallatin Point”);

(iv) Matthew B. Botein, a citizen of the United States of America; and

(v)   Lewis A. (Lee) Sachs, a citizen of the United States of America.

GPC Thames is the direct holder of the securities listed this Schedule 13G. Gallatin Point is the managing member of GPC II GP, which, in turn, is the general partner of GPC Thames. Matthew B. Botein and Lewis A. (Lee) Sachs jointly control Gallatin Point through multiple intermediate entities, and may be deemed to share voting and investment discretion with respect to the securities held directly by GPC Thames.

GPC Thames is beneficially owned by funds affiliated with Gallatin Point (the “Gallatin Point Funds”). The Gallatin Point Funds have ownership interests in GPC Thames, but none of the Gallatin Point Funds has voting or dispositive power over any shares held by GPC Thames.

The address of the principal business office of the Reporting Persons is

660 Steamboat Road

Greenwich CT 06830

	(d)	Title of Class of Securities:

Common Shares, par value $0.0002 per share

	(e)	CUSIP Number: G5005R107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

	(a) — (c)	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. G5005R107	SCHEDULE 13G	Page 8 of 10 Pages

	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Shares Outstanding
GPC Partners Investments (Thames) LP	5,640,158	5,640,158	—	5,640,158	—	13.1%
GPC Partners II GP LLC	5,640,158	5,640,158	—	5,640,158	—	13.1%
Gallatin Point Capital LLC	5,640,158	5,640,158	—	5,640,158	—	13.1%
Matthew B. Botein	5,640,158	—	5,640,158	—	5,640,158	13.1%
Lewis A. (Lee) Sachs	5,640,158	—	5,640,158	—	5,640,158	13.1%

The percent of class was calculated based on (i) 37,448,314 Common Shares outstanding as of February 25, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

The share amounts listed above represent Common Shares underlying Series A Preferred Shares held directly by GPC Thames. On February 24, 2022, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with GPC Thames relating to the issuance and sale of 150,000 of the Company’s Series A Preferred Shares, for an aggregate purchase price of $150 million, or $1,000 per share, in a private placement. The closing of the transaction occurred on March 1, 2022, and the number of underlying Common Shares became fixed on March 8, 2022. The Series A Preferred Shares are convertible at the option of the holder at any time into Common Shares at an initial conversion price of $26.5950, subject to customary anti-dilution adjustments, including cash dividends on the Common Shares above specified levels, as well as certain adjustments in case of adverse developments.

In no event will the Series A Preferred Shares, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

CUSIP No. G5005R107	SCHEDULE 13G	Page 9 of 10 Pages

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G5005R107	SCHEDULE 13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2022

GPC PARTNERS INVESTMENTS (THAMES) LP

By: GPC Partners II GP LLC
By: Gallatin Point Capital LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

GPC PARTNERS II GP LLC

By: Gallatin Point Capital LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

GALLATIN POINT CAPITAL LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

/s/ Matthew B. Botein
MATTHEW B. BOTEIN

/s/ Lewis A. (Lee) Sachs
LEWIS A. (LEE) SACHS